Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
J.P. Morgan Securities LLC
270 Park Avenue
New York, New York 10017
June 9, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage
Re:	Space Exploration Technologies Corp.
Registration Statement on Form S-1
Filed May 20, 2026, as amended
File No. 333-296070
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Space Exploration Technologies Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 a.m. New York City time on June 11, 2026 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
* * *

Very truly yours,
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets, Inc.
J.P. Morgan Securities LLC
as representatives of the several underwriters
Goldman Sachs & Co. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director
Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director
BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director
Citigroup Global Markets, Inc.

By:	/s/ Sameer Garg
Name: Sameer Garg
Title: Managing Director
J.P. Morgan Securities LLC

By:	/s/ Olivia Sem
Name: Olivia Sem
Title: Vice President
[Signature Page to Underwriters’ Acceleration Request Letter]